

Karen H. Knight MD · 3rd

Physiatrist, Panorama Orthopedics and Spine Center

Golden, Colorado, United States · Contact info

500+ connections

Golden Moon Speak

University of California, Berkeley

Experience

Co Founder
Golden Moon Speak
Jan 2013 – Present · 9 yrs
Golden, CO

Golden Moon Speakeasy is a speakeasy style cocktail lounge and distillery tasting room located in the heart of historic Golden, Colorado. We offer an extensive cocktail menu featuring classic and modern craft cocktails, pre-prohibition style punches and long drinks … all made solely with the spirits produced by Golden Moon Distillery.

Physiatrist
Panorama Orthopedics & Spine Center
Sep 2009 – Present · 12 yrs 4 mos
660 Golden Ridge Road Suite 250 Golden CO 80401

Panorama Orthopedics & Spine Center has been a trusted provider of orthopedic care in metro Denver for more than 70 years. Though we have grown in size over time, our values have remained the same. Our independent group of more than 30 orthopedic surgeons is one of the largest orthopedic groups in the United States. Here we are committed to qu …see more

Co Founder
Golden Moon Distillery
Jul 2008 – Present · 13 yrs 6 mos
Golden, Colorado

Our Golden Moon Distillery produces premium hand-crafted herbal liquors and liqueurs using the best available herbs, spices and botanicals, and made with the same type of artisan production processes utilized by distillers in the mid-to-late 1800s.

Education

University of California, Berkeley
Certificate, Venture Capital Executive Program
2016 – 2016

University of Michigan Medical School
Residency, Physical Medicine and Rehabilitation Residency Program
1997 – 2000

Michigan State University College of Human Medicine
Doctor of Medicine (M.D.)
Activities and Societies: Families in Medicine

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Licenses & certifications

American Board of Physical Medicine & Rehabilitation